SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

TUSCAN HOLDINGS CORP. II
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
90070A 103
(CUSIP Number)
December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Stephen A. Vogel
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,510,938 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 4,510,938 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,510,938 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tuscan Holdings Acquisition II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,510,938 Shares
	6	SHARED VOTING POWER 0 Shares
	7	SOLE DISPOSITIVE POWER 4,510,938 Shares
	8	SHARED DISPOSITIVE POWER 0 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,510,938 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Item 1(a).	Name of Issuer:

Tuscan Holdings Corp. II (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

135 E. 57th Street, 18th Floor, New York, NY 10022

Item 2(a).	Name of Person Filing:

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i) Tuscan Holdings Acquisition II LLC, is a Delaware limited liability company.

(ii) Mr. Stephen A. Vogel has sole voting and dispositive control over the securities held by Tuscan Holdings Acquisition II LLC.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:

c/o Tuscan Holdings Corp. II

135 E. 57th Street, 18th Floor, New York, NY 10022

Item 2(c).	Citizenship:

Tuscan Holdings Acquisition II LLC – Delaware, United States.

Stephen A. Vogel – United States.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (“Common Stock”)

Item 2(e).	CUSIP Number:

90070A 103

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Item 4.	Ownership.

(a) Amount Beneficially Owned: 4,510,938 shares of Common Stock.

This amount represents 4,312,500 shares of Common Stock and 198,438 shares of Common Stock underlying units of the issuer. This amount does not include 99,219 shares of Common Stock issuable upon the exercise of warrants underlying units of the issuer held by the Reporting Persons, or 992,186 shares of Common Stock issuable upon the exercise of warrants held by the Reporting Persons, none of which are exercisable and will not be exercisable within 60 days.

(b) Percent of Class: 20.3%

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 4,510,938

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 4,510,938

(iv) Shared power to dispose or direct the disposition: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2020

/s/ Stephen A. Vogel
Stephen A. Vogel

TUSCAN HOLDINGS ACQUISITION II LLC

By:	/s/ Stephen A. Vogel
	Name:	Stephen A. Vogel
	Title:	Managing Member

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G (as so amended, the “Schedule 13G”) with respect to the shares of common stock of Tuscan Holdings Corp. II is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 12, 2020

/s/ Stephen A. Vogel
Stephen A. Vogel

TUSCAN HOLDINGS ACQUISITION II LLC

By:	/s/ Stephen A. Vogel
	Name:	Stephen A. Vogel
	Title:	Managing Member